Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

3

Third Quarter ended September 30, 2013

For information

Jennifer Aitken
Investor Relations Manager
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2920
Montreal (Quebec)	Phone:	514 397-1410 ext. 101
Canada H3A 3M8	Fax:	514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE MKT

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations as at and for the three-month and the nine-month periods ended September 30, 2013. We recommend that you read this in conjunction with our unaudited interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2013, and our audited consolidated financial statements for the year ended December 31, 2012, and the accompanying notes. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted. The data on production are given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 22.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2013

  Q3 2013 net loss from continuing operations of $1.1 million, or $0.03 per share, versus Q3 2012 net earnings from continuing operations of $0.5 million, or $0.01 per share;

  Q3 2013 operating cash flows of $5.0 million, or $0.13 per share, versus Q3 2012 operating cash flows of $5.2 million, or $0.15 per share;

  Gold sales of 15,438 ounces at an average selling price of $1,367 (US$1,336) per ounce in the third quarter of 2013, versus gold sales of 14,890 ounces at an average selling price of $1,676 (US$1,677) per ounce in the year-ago period;

  Continued improved performance at the Beaufor Mine in Q3 2013; gold sales of 7,424 ounces driven by notably higher head grade of 6.90 g/t, versus 5.10 g/t in the year ago period;

  Lower Q3 2013 gold sales at Island Gold Mine of 8,014 ounces, a reflection of a lower head grade of 4.16 g/t, versus 5.55 g/t in the third quarter of 2012, driven by production originating from lower grade areas of the mine;

  3 month pre-production phases completed at W Zone and Monique mines; commercial production launched at both operations on October 1, 2013;

  Updated inferred mineral resource estimate of 2.3 million tonnes grading 10.53 g/t Au for 771,000 ounces for the Island Gold Deep Project established as of October 1, 2013, up from 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces established in January 2013;

  Cash and cash equivalents of $21.2 million at September 30, 2013, down marginally from $26.5 million at June 30, 2013; no gold or currency hedging contracts, minimal long-term debt of $5.3 million, working capital of $21.6 million, and 39.6 million shares outstanding;

  Island Gold Deep development contract with an outside contractor terminated November 12th due to the weak and volatile gold market environment, lower than expected operational results at the Island Gold Mine, and the Corporation’s focus on cash preservation and sound capital deployment;

03
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Island Gold Deep ramp extension and development work will continue with Richmont’s own personnel and equipment in accordance with internally-established schedules and budgets, with no impact on 2014 production expectations;

  The drawdown deadline for the first CAN$12.5 million tranche (Tranche A) of the Senior Secured Macquarie Bank Limited Credit Facility has been extended until December 31, 2013. All other terms and conditions of the Facility remain unchanged. Please see Note 16 of the notes to the Financial Statements for details. The Corporation has not yet entered into any hedging contracts contemplated in the Credit Facility.

Third Quarter 2013 Overview

Commenting on Richmont’s third quarter operational performance, Mr. Paul Carmel, President and CEO of Richmont Mines noted: “We accomplished several notable achievements during the quarter, including delivering another strong performance from our Beaufor Mine operation, and successfully transitioning our W Zone and Monique mines in Quebec into commercial production on October 1st. With ore feed from these three mines, our Camflo Mill is now operating at its full capacity of 1,200 tpd, and achieving greater efficiencies and lower unit costs as a result. Exploration results at the Island Gold Deep Project also continued to be positive during the quarter, enabling us to establish a new inferred resource of 771,000 ounces at a grade of 10.53 g/t, with the increase largely coming from the western portion of the deposit toward the boundary with our neighbour Argonaut Gold Inc. Upon completion of a subsequent agreement reached with Argonaut in mid-October, we will be able to extend this boundary by 585 metres, thus increasing the exploration potential for Island Gold Deep towards the west. The weaker aspect of the quarter was the performance at our Island Gold Mine, where despite our tonnes being on budget, our realized grades continued to be below expectations. Reasons for this shortcoming on grades are largely related to the inability to access higher grade stopes due to equipment and ventilation constraints. It is important to note that despite the lower realized grades relative to budget at Island Gold, mined grades actually reconciled well with reserve grades – we were just obliged to mine more tonnes from these lower grade stopes. We expect the equipment and ventilation issues to be resolved in the upcoming quarters.”

He continued: “Regarding Island Gold Deep, we have taken a slower approach to development given the prevailing weak and volatile market conditions. Consequently, we have terminated our contract with an outside contractor, and will continue ramp extension and development work with our own employees and equipment. The ramp currently reaches a vertical depth of 545 metres, and we plan to continue development until the 610 metre level where lateral development work will be established on several levels to access the C Zone. We believe this is the prudent approach to take and in keeping with the Corporation’s policy of sound cash management. Our goal is to reactivate ramp development beyond the 610 metre level when market conditions improve and when operational performance at Island Gold has returned to a satisfactory level.”

04
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

“Our focus for the fourth quarter and indeed into 2014 will be to improve our operating costs at the Island Gold Mine. Better overall grades will obviously be the key to achieving lower costs and the commencement of mining in the higher grade Goudreau Zone to the east will be helpful in this respect. Regarding Island Gold Deep, exploration efforts will continue with a focus on the western portion of the structure where several targets exist and where our boundary is to be extended upon the closing of our agreement with Argonaut Gold. The current weakness in the gold sector is a challenge for every gold mining company and Richmont is no exception. We will continue to move our projects forward, but in a way that is in keeping with prudent cash management and sound capital deployment.”

Mr. Carmel continued: “It is with regret that we are announcing that Mr. Christian Pichette, Richmont’s Chief Operating Officer, is retiring at the end of this year after more than 35 years in the mining industry, the last 8 of which he spent as an integral part of our team. His dedication, professionalism and knowledge will be missed by everyone within Richmont. I would like to take this opportunity to thank him for his profound contribution to the Corporation over his tenure, and to wish him a wonderful and well-deserved retirement on behalf of myself, the Board of Directors and everyone at Richmont.”

Mr. Greg Chamandy, Executive Chairman of the Board of Directors added: “I would like to announce certain changes to our Board of Directors. After 24 years as a Director of Richmont, Mr. Réjean Houle has decided to step down from our Board to focus on his dual roles as an Ambassador for the Montreal Canadiens Hockey Club Inc., and as President of The Montreal Canadiens Alumni Association. I would like to thank Réjean for his unwavering commitment to the Corporation, and his dedication and insight over the years. In addition, Mr. Ebe Scherkus has resigned from Richmont’s Board of Directors for personal reasons. While his tenure with Richmont was relatively brief, I would like to thank Ebe for his invaluable assistance over the past year and a half.”

Mr. Chamandy continued: “I am very pleased to announce that Mr. René Marion has joined our Board, effective November 6. A mining engineer by training, Mr. Marion brings over 30 years of industry experience to Richmont’s Board, including as past President and CEO of Aurico Gold from 2007 through 2012, and in a variety of roles with increasing responsibility at Barrick Gold Inc. from 1995 through 2007. Mr. Marion is currently the President and Chairman of RJLM Professional Services Ltd, a private consulting firm in the mining industry, and is a member of the Association of Professional Engineers of Ontario, and the Ontario Society of Professional Engineers.”

05
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA[1]
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,326	1,655	1,456	1,652
Average market price (CAN$)	1,357	1,654	1,490	1,651
Average selling price (US$)[2]	1,336	1,677	1,430	1,662
Average selling price (CAN$)[2]	1,367	1,676	1,464	1,661
Average exchange rate (US$/CAN$)[3]	1.0235	0.9996	1.0235	0.9996
Ounces of gold sold[2]	15,438	14,890	42,525	45,931
Average cash cost (US$/ounce)[2,4]	999	1,007	1,089	1,020
Average cash cost (CAN$/ounce)[2,4]	1,022	1,007	1,115	1,020

KEY FINANCIAL DATA
Revenues[2]	21,152	25,000	62,385	76,790
Net earnings (loss) from continuing operations	(1,146)	498	(4,476)	(336)
Net loss from discontinued operation	(708)	(182)	(708)	(28,184)
Net earnings (loss)	(1,854)	316	(5,184)	(28,520)
Net earnings (loss) from continuing operations per share	(0.03)	0.01	(0.11)	(0.01)
Adjusted net earnings (loss)[5]	(1,146)	498	(4,476)	1,120
Cash flows from (used in) operating activities	5,038	5,183	(4,703)	7,552
Investment in property, plant and equipment	6,487	9,771	30,049	31,476

			September 30,	December 31,
			2013	2012

Cash and cash equivalents			21,180	59,810
Total assets			147,737	148,244
Shareholders’ equity			114,913	118,363
Shares outstanding (thousands)			39,596	39,566

KEY PER SHARE DATA
Stock price (at closing)
US$ (NYSE Market)			1.42	3.01
CAN$ (TSX)			1.48	2.99

[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation's properties, excluding the rates of depreciation per ounce, and adjusted net earnings (loss). These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS. For further information, please refer to section “Non-IFRS financial performance measures” on page 20 of this MD&A.

[2]	Excluding Francoeur Mine.
[3]	In 2013, the exchange rate represents the average exchange rate for nine months and for 2012, the exchange rate represents the average rate for the year.
[4]	The cash cost includes operating costs and royalties.
[5]

The adjusted net earnings (loss) exclude the net loss from discontinued operation and, in the nine-month period ended September 30, 2012, adjusted net earnings exclude the total payment of $1,986 ($1,456 after-tax) of the severance compensation to the Corporation’s ex-President and CEO.

06
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation also discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and this rate is used to present both year-to-date and quarterly US dollar denominated information. Please note that previously published information may differ from information published in the current quarter due to the retroactive application of the adjusted exchange rate.

REVIEW OF FINANCIAL RESULTS

Three-month period ended September 30, 2013

Richmont generated revenues of $21.2 million in the third quarter of 2013, below the $25.0 million of revenues generated in the comparable quarter of 2012. The decline reflects a lower average selling price of $1,367 (US$1,336) per ounce, versus $1,676 (US$1,677) in the third quarter of 2012, the effects of which were offset by a 4% increase in the number of gold ounces sold.

Cost of sales, which includes operating costs, royalties and related depreciation and depletion expenses, totaled $18.7 million in the third quarter of 2013 versus $17.6 million in the comparable period last year, reflecting higher processed tonnage at both the Beaufor Mine and Island Gold Mine, and a higher cash cost per tonne at the Island Gold Mine. Third quarter cash costs per tonne at the Beaufor Mine decreased 17% year-over-year, a reflection of increased tonnage from higher grade room and pillar mining areas and less lower grade development ore. However, cash costs per tonne at the Island Gold Mine increased 9% year-over-year primarily as a result of higher mining costs. The average cash cost per ounce of gold increased marginally in Canadian dollars to $1,022 (US$999) in the third quarter of 2013, from $1,007 (US$1,007) in the third quarter of 2012, as the notably improved cash cost per ounce at the Beaufor Mine was mitigated by higher cash cost per ounce at the Island Gold Mine.

Exploration and project evaluation expenses totaled $2.0 million in the third quarter of 2013, versus $4.5 million in the comparable period last year. The decrease reflects the cessation of exploration drilling activities at the Wasamac Gold Property at the end of 2012, and the capitalization of exploration drilling costs at Island Gold Deep, in line with the Corporation’s accounting policies. On a segmented basis, exploration expenses excluding depreciation and exploration tax credits of $0.2 million, were approximately $1.4 million at the Island Gold Mine and $0.4 million at the Beaufor Mine, while exploration and project evaluation costs at other assets amounted to $0.4 million during the current quarter.

Administration expenses totaled $1.8 million in the third quarter of 2013, down marginally from $1.9 million in the comparable period of 2012. This decrease reflects slightly lower non-cash expenses for share-based compensation.

For the third quarter of 2013, the mining and income tax recovery amounted to $0.2 million. During this quarter, an exploration tax credit of $0.3 million was earned and recorded against exploration expenses. The mining and income tax expense for the third quarter of 2012 amounted to $0.4 million or 30% of pre-tax income of $1.5 million, which excluded exploration tax credits recorded against exploration expenses.

07
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont incurred a net loss from continuing operations of $1.1 million, or $0.03 per share, in the third quarter of 2013, which excluded a $0.7 million loss related to the discontinued Francoeur Mine operations. This compared to net earnings from continuing operations of $0.5 million, or $0.01 per share, in the comparable period last year, which excluded a $0.2 million loss associated with the Francoeur Mine.

Nine-month period ended September 30, 2013

Richmont generated revenues of $62.4 million for the nine-month period ended September 30, 2013, compared to revenues of $76.8 million for the comparable period of 2012, reflecting a 7% decrease in the number of ounces of gold sold and a 12% decrease in the average selling price per ounce of gold in Canadian dollars. The average selling price per ounce of gold decreased to $1,464 (US$1,430) per ounce in the first nine months of 2013, down from $1,661 (US$1,662) per ounce in the comparable period last year.

Cost of sales, which includes operating costs, royalties, custom milling expenses and related depreciation and depletion expenses, were $54.8 million in the first nine months of 2013, essentially unchanged from $54.5 million in the comparable period last year. This reflected a 10% increase in tonnage from the Beaufor Mine, offset by a 5% decrease in tonnage at the Island Gold Mine. Cash cost per tonne at the Beaufor Mine declined 14% year-over-year, a reflection of the higher processed tonnage and lower levels of definition drilling. Cash cost per tonne increased by 11% at the Island Gold Mine as a result of lower processed tonnage, and higher per tonne milling costs primarily in the second quarter of the year, during which a temporary mechanical problem at the mill necessitated a short-term rental of equipment from an outside supplier. The average cash cost per ounce of gold increased to $1,115 (US$1,089) in the first nine months of the year, from $1,020 (US$1,020) in the comparable period of 2012, reflecting the lower tonnage and average processed grade at the Island Gold Mine. Notably, year-to-date cash cost per ounce decreased marginally from the comparable $1,167 (US$1,140) cash cost per ounce realized in the first half of 2013, primarily as a result of improvements in mining that were realized at the Beaufor Mine and lower milling costs per tonne that were realized at both the Island Gold and Camflo mills.

Exploration and project evaluation costs totaled $6.9 million during the first nine months of 2013, down significantly from the $14.0 million during the same period in 2012. The decrease reflects the discontinuation of the extensive exploration drilling program at the Wasamac Gold Property, and the capitalization of exploration drilling costs at Island Gold Deep, in line with the Corporation’s accounting policies. Lower exploration expenses at the Monique Gold Project also contributed to the decrease. On a segmented basis, exploration costs, excluding depreciation and exploration tax credits of $0.7 million, were approximately $4.0 million at the Island Gold Mine and $1.6 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $2.0 million during the first nine months of the year.

Administration expenses totaled $5.5 million in the first nine months of 2013 versus $8.1 million in the comparable period of 2012. The lower overall cost was related to lower non-cash expenses for share-based compensation in the current period, and the payment of $2.0 million in severance compensation to the Corporation’s past President and CEO in the year-ago period.

For the first nine months of 2013, the mining and income tax recovery totaled $0.1 million. During this nine-month period, an exploration tax credit of $2.1 million was earned. This amount included $0.9 million that was booked against exploration expenses and $1.2 million that was applied against property, plant and equipment, an amount that is related to the W Zone and Monique projects. The mining and income tax recovery for the first nine months of 2012 amounted to $4.9 million, principally related to the non-cash impairment loss of the Francoeur Mine recorded in the second quarter of 2012.

08
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont incurred a net loss from continuing operations of $4.5 million, or $0.11 per share, in the first nine months of 2013, which excluded a $0.7 million loss related to the discontinued Francoeur Mine operations. This compared to a net loss from continuing operations of $0.3 million, or $0.01 per share, incurred in the comparable period last year, which excluded a $33.5 million ($28.2 million after-tax) loss and write-down on the discontinued Francoeur Mine.

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012

Tonnes	62,080	56,079	169,494	177,490
Head grade (g/t)	4.16	5.55	4.51	5.53
Gold recovery (%)	96.57	96.74	95.91	96.27
Recovered grade (g/t)	4.02	5.37	4.32	5.32
Ounces sold	8,014	9,688	23,548	30,377
Cash cost per ounce (US$)	1,209	852	1,184	886

Investment in property, plant and equipment	3,497	1,299	9,955	5,854
Investment in Island Gold Deep Project	3,508	-	9,530	-
Exploration expenses	1,400	2,685	4,020	7,684

Deferred development (metres)	730	297	1,578	849

Diamond drilling (metres)
Definition	2,606	-	20,556	12,522
Exploration	13,893	28,864	21,192	53,753

A total of 62,080 tonnes of ore were processed from the Island Gold Mine during the third quarter of 2013 at a grade of 4.16 g/t, 11% above the 56,079 tonnes of ore processed in the comparable period in 2012 at a grade of 5.55 g/t. The Island Gold Mine sold a total of 8,014 ounces of gold at an average price of $1,376 (US$1,344) per ounce in the third quarter of 2013, versus gold sales of 9,688 ounces of gold at an average price of $1,677 (US$1,678) per ounce in the comparable period last year. A lower recovered grade, which was the result of lower grade areas being mined during the period, combined with a higher cash cost per tonne, primarily in mining and in surface and administration, translated into cash cost per ounce increasing to $1,237 (US$1,209) in the current quarter, from $852 (US$852) last year.

09
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In the first nine months of 2013, a total of 169,494 tonnes were processed from the Island Gold Mine at a grade of 4.51 g/t, and 23,548 ounces of gold were sold at an average price of $1,485 (US$1,451) per ounce. This compared to tonnage of 177,490, a grade of 5.53 g/t, and gold sales of 30,377 ounces at an average price of $1,660 (US$1,661) per ounce in the comparable nine-month period of 2012. The year-over-year variance is largely attributable to a lower average grade, and lower tonnage that was attributable to mechanical problems with haulage equipment during the second quarter of 2013. When combined with a higher cash cost per tonne, most notably in milling due to mechanical issues that necessitated a short-term rental of equipment from an outside supplier during the second quarter of 2013, as well as in surface and administration costs, cash cost per ounce increased to $1,212 (US$1,184) in the first nine months of the year, from $886 (US$886) in the comparable year-ago period.

The Corporation expects 2013 annual production of 33,000 ounces of gold from the Island Gold Mine, reflecting that production will continue to be derived from lower grade areas of the mine through the end of 2013. The Corporation is continuing to advance the development work of higher grade zones, and expects to begin producing from these areas in 2014.

Beaufor Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012

Tonnes	34,135	32,470	99,350	90,196
Head grade (g/t)	6.90	5.10	6.07	5.48
Gold recovery (%)	97.99	97.72	97.87	97.95
Recovered grade (g/t)	6.76	4.98	5.94	5.36
Ounces sold	7,424	5,202	18,977	15,554
Cash cost per ounce (US$)	772	1,296	972	1,283

Investment in property, plant and equipment	155	384	393	1,005
Exploration expenses	385	225	1,621	1,152

Deferred development (metres)	128	-	128	238

Diamond drilling (metres)
Definition	2,687	2,604	5,661	7,961
Exploration	4,868	2,251	18,915	11,270

A total of 34,135 tonnes of ore were processed from the Beaufor Mine in the third quarter of 2013, a 5% increase from the 32,470 tonnes processed in the year-ago period. The average head grade increased notably to 6.90 g/t in the current quarter from 5.10 g/t in the year-ago period, a reflection of the Corporation’s focused initiatives, implemented at the end of the first quarter of the year, to increase tonnage from higher grade room and pillar mining areas and reduce levels of lower grade development ore. Improved grade, higher tonnage and lower cash cost per tonne translated into a notably lower cash cost per ounce of $790 (US$772), a significant improvement from $1,295 (US$1,296) in the comparable year-ago period. A total of 7,424 ounces of gold were sold in the third quarter of 2013 at an average price of $1,358 (US$1,327), well above the 5,202 ounces of gold sold at an average price of $1,673 (US$1,674) in the comparable period of 2012.

10
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For the first nine months of 2013, a total of 99,350 tonnes of ore were processed from the Beaufor Mine at a head grade of 6.07 g/t, and 18,977 ounces of gold were sold at an average price of $1,438 (US$1,405) per ounce. In the first nine months of 2012, 90,196 tonnes of Beaufor Mine ore were processed at a head grade of 5.48 g/t, and 15,554 ounces of gold were sold at an average price of $1,663 (US$1,664) per ounce. As a result of the improved tonnage, lower cash cost per tonne and higher grade, a reflection of the initiatives implemented at the end of the first quarter, total cash cost per ounce decreased to $994 (US$972) in the first nine months of the year, from $1,282 (US$1,283) in the comparable nine-month period of 2012.

The Corporation expects Beaufor Mine production levels to continue reflecting the mining improvement measures implemented early in 2013. The Corporation expects 2013 annual gold production at this mine of approximately 23,500 ounces.

Camflo Mill

The Camflo Mill processed 113,849 tonnes in the third quarter of 2013, and 210,232 tonnes in the first nine months of 2013, up notably from 50,562 tonnes and 135,281 tonnes, respectively, over the prior year’s comparable levels. In addition to tonnage from the Beaufor Mine, the quarterly figure includes pre-production tonnes from the W Zone and Monique mines, whereas the year-to-date figure includes bulk sample tonnage from the W Zone and Monique operations in the second quarter of the year, and subsequently includes pre-production tonnage from these operations in the third quarter. Also included are 4,456 tonnes and 9,542 tonnes from the discontinued Francoeur Mine in the three and nine-month periods of 2013, respectively, versus 18,135 tonnes and 38,612 tonnes in comparable periods of 2012. The year-to-date figure for 2012 similarly included 7,314 tonnes of custom milling. With the added material from the W Zone and Monique mines, the Camflo Mill is currently running at full capacity (1,200 tonnes per day), a level expected to continue for the remainder of 2013 and through 2014.

Corporate News: Macquarie Senior Secured Credit Facility Update

The Corporation’s Credit Facility with Macquarie Bank Limited consists of three tranches, all of which are subject to certain conditions being met prior to drawdown. Although the Corporation has not had a need to draw on the Facility, and given that it has not yet met all conditions to drawdown, the Corporation and Macquarie Bank Limited have agreed to extend the drawdown deadline for the first CAN$12.5 million tranche (Tranche A) of the Senior Secured Credit Facility until December 31, 2013. All other terms and conditions of the Facility remain unchanged. As well, Richmont has not yet entered into any hedging contracts contemplated in the Credit Facility. Please see the August 23, 2013 press release entitled “Richmont Mines closes previously announced Senior Credit Facility for up to CAN$50 million with Macquarie Bank Limited to advance Island Gold Deep Project” for details.

Island Gold Deep Project: Updated 771,000 Au Ounce Inferred Mineral Resource Estimate

In early October 2013, the Corporation announced an updated inferred mineral resource estimate of 2,278,000 tonnes grading 10.53 g/t Au for 771,000 ounces for the Island Gold Deep Project at its operating Island Gold Mine near Dubreuilville, Ontario, up from 1,500,000 tonnes grading 10.73 g/t Au for 508,000 ounces established in January 2013.

11
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In addition, the Corporation stated that it had come to management’s attention that a portion of the Island Gold Deep Project’s current estimated inferred resource base lies within four patented claims for which Richmont owns 69% with the remaining 31% being held by a third party. The Corporation has engaged in discussions with the third party with the objective of acquiring the 31% interest in the four claims that it does not currently own, and is working towards a resolution. Please see the October 7, 2013 press release entitled “Richmont Mines announces updated inferred mineral resource estimate of 771,000 ounces of gold for Island Gold Deep Project; provides information regarding ownership of certain claims at project” for full details.

Island Gold Deep Project: Land and Mining Rights Agreement Signed Extending Project’s Western Boundary

In mid-October, Richmont Mines announced that it had signed a land and mining rights agreement with Argonaut Gold Inc., owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine near Dubreuilville, Ontario. The Agreement will extend the western boundary of Richmont’s Island Gold Deep Project by a distance of 585 metres thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 metres will also be secured on several claims to the south of the Island Gold Deep Project, thus adding to the project’s exploration potential at depth. As part of the Agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Lochalsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project. The rights that Richmont will be transferring to Argonaut in no way affect the current operation at the Island Gold Mine or the Island Gold Deep Project. Under the terms of the Agreement, Richmont will receive a net payment of CAN$2.0 million in cash from Argonaut upon completion of the land transactions, which is expected to take place by the end of the first quarter of 2014. Please see the October 16, 2013 press release entitled “Richmont Mines enters a land and mining rights agreement with Argonaut Gold” for additional details.

W Zone Mine: Commercial Production Declared October 1, 2013

In mid-October, the Corporation announced that the W Zone Mine had successfully completed the three month pre-production phase and that commercial production had been declared on October 1, 2013. The mine is expected to produce an estimated 3,000 ounces of commercial gold production for the Corporation during the fourth quarter of 2013, and a projected 12,000 ounces of commercial gold production in 2014. Please see the October 17, 2013 press release entitled “Commercial production declared at Richmont’s W Zone Gold Project” for details.

Monique Mine: Commercial Production Declared October 1, 2013

In early October, Richmont announced that the Monique Mine had successfully completed the three-month pre-production phase and that commercial production had been declared on October 1, 2013. The Corporation expects Monique to produce approximately 3,500 ounces of commercial gold production during the fourth quarter of 2013, down from the previously announced 4,500 ounces due to mill sequencing. The Monique Mine has an estimated life of mine commercial gold production of 30,000 ounces, over 19 months, at an average cash cost per ounce of CAN$904. Please see the October 4, 2013 press release entitled “Monique Gold Project attains commercial production; 43-101 report filed on SEDAR” for full details.

12
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration costs

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

Exploration costs - Mines
Island Gold	1,400	2,685	4,020	7,684
Beaufor	385	225	1,621	1,152
	1,785	2,910	5,641	8,836
Exploration costs - Other properties
Wasamac	129	1,943	1,010	6,874
Monique	17	154	219	730
Other	78	129	305	321
Project evaluation	141	47	428	290

Exploration and project evaluation before depreciation and exploration tax credits	2,150	5,183	7,603	17,051

Depreciation	56	61	206	117
Exploration tax credits	(225)	(724)	(863)	(3,175)

	1,981	4,520	6,946	13,993

Island Gold Mine

The Corporation spent $1.4 million on exploration at the Island Gold Mine during the third quarter of 2013, bringing year-to-date expenses to $4.0 million. Third quarter amount is a reflection of 13,893 metres of underground exploration drilling, which are connected to the Corporation’s continuing efforts to convert existing resources into reserves and identify new resources.

Island Gold Deep Project Update

The Corporation spent $3.5 million on the development of the Island Gold Deep Project during the third quarter of 2013, bringing year-to-date investment to $9.5 million. A total of 252 linear metres of ramp development were completed during the quarter, bringing the year-to-date total to 689 metres. As of the end of the third quarter the ramp had reached a vertical depth of 545 metres. In addition, 84 metres of ventilation raises and 210 metres of level access development were completed during the third quarter of 2013. A total of 14,777 metres of exploration drilling were completed during the quarter, bringing the total to 40,166 metres year-to-date, in line with the Corporation’s expectations and budget.

13
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2013	2013	2013	2012	2012	2012	2012	2011

PRINCIPAL FINANCIAL DATA

Revenues[1]	21,152	17,835	23,398	24,928	25,000	23,686	28,104	32,285

Net earnings (loss) from continuing operations	(1,146)	(1,090)	(2,240)	(2,641)	498	(2,923)	2,089	6,121

Net loss from discontinued operation[2]	(708)	-	-	(13,854)	(182)	(27,943)	(59)	(15)

Net earnings (loss)	(1,854)	(1,090)	(2,240)	(16,495)	316	(30,866)	2,030	6,106

Cash flows from (used in) operating activities	5,038	(2,966)	(6,775)	104	5,183	(4,460)	6,829	9,702
Investments in property, plant and equipment	6,487	14,218	9,344	6,378	9,771	9,780	11,925	10,401

KEY PER-SHARE DATA

Net earnings (loss) from continuing operations
basic (CAN$)	(0.03)	(0.03)	(0.05)	(0.07)	0.01	(0.08)	0.06	0.19
diluted (CAN$)	(0.03)	(0.03)	(0.05)	(0.07)	0.01	(0.08)	0.06	0.18
Net earnings (loss)
basic (CAN$)	(0.05)	(0.03)	(0.05)	(0.43)	0.01	(0.92)	0.06	0.19
diluted (CAN$)	(0.05)	(0.03)	(0.05)	(0.43)	0.01	(0.92)	0.06	0.18

OUNCES OF GOLD SOLD[1]	15,438	12,826	14,261	14,810	14,890	14,611	16,430	18,992

KEY PER-OUNCE OF GOLD DATA[1] (US$)

Selling price	1,336	1,357	1,598	1,680	1,677	1,618	1,687	1,716

Average cash cost	999	992	1,275	1,116	1,007	1,097	964	882
Depreciation and depletion	167	149	148	170	166	161	140	143

Total cost	1,166	1,141	1,423	1,286	1,173	1,258	1,104	1,025

[1]	Excluding Francoeur Mine.
[2]	Net of taxes.

14
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

The fluctuation in revenues over the last eight quarters reflects the variation in the number of gold ounces sold and the average sales price per ounce. Revenues in the fourth quarter of 2011 and first quarter of 2012 were higher compared to other more recent quarters primarily as a result of higher gold sales and a higher average selling price per ounce of gold. Lower revenues in the second quarter of 2013 are primarily attributable to the low number of gold ounces being sold, and the low average selling price per ounce. In the first three quarters of 2013 and in all four quarters of 2012, net earnings were lower as a result of higher cost of sales and the Corporation’s expanded exploration and project evaluation program. The 2012 second quarter results included a $27.9 million after-tax write-down on the Francoeur Mine assets and a severance payment of $0.8 million after-tax, whereas the fourth quarter results of the same year included a $13.9 million after-tax write-off of the discontinued Francoeur Mine assets. The strong net earnings in the fourth quarter of 2011 benefited from lower production costs, and amongst the highest selling price per ounce ever realized by the Corporation.

Production levels from Q4 2011 through Q3 2013 reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario. Investments in property, plant and equipment have remained elevated over the last eight quarters, a reflection of the Corporation’s commitment to the maintenance and expansion of its operational base. Net earnings (loss) on a quarterly basis are generally affected by the price of gold, exchange rate, operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

CASH AND CASH EQUIVALENTS

At September 30, 2013, cash and cash equivalents totaled $21.2 million, down from the June 30, 2013 level of $26.5 million, and the December 31, 2012 year-end level of $59.8 million. The decrease from the December 31, 2012 level reflects the $30.0 million spent on capital expenditures in the first nine months of 2013, and the Corporation’s ($4.7) million of operational cash flows during the nine-month period that includes an $8.2 million increase in non-cash working capital. At the end of the third quarter of 2013, Richmont had $21.6 million of working capital, down from the $29.5 million at June 30, 2013. This reflects a $5.3 million decrease in cash and cash equivalents, and a $2.4 million reduction in receivables.

CAPITAL RESOURCES

During the nine-month period ended on September 30, 2013, the Corporation issued 30,000 common shares following the exercise of stock options, for a total cash consideration of $0.06 million. As of September 30, 2013, the Corporation had 39.6 million shares outstanding.

According to the terms of the Senior Secured Credit Facility, a total of 1,250,000 warrants were issued in the period. Each warrant allows for the acquisition of one common share at a price of $2.45 prior to August 2016. A total of 812,500 warrants vested immediately and an amount of $0.5 million was registered in shareholder’s equity in contributed surplus and the counterpart as deferred financing costs. The value of the remaining 437,500 warrants will be recognized upon vesting once certain conditions relative to drawdown of the Credit Facility are met by the Corporation.

15
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

COMMITMENTS AND CONTINGENCIES

There were no changes to the Corporation’s commitments and contingencies from December 31, 2012 to September 30, 2013, with the exception of the commitments and contingency mentioned below. For further information regarding commitments and contingencies in effect as of December 31, 2012, please refer to the 2012 Management’s Discussion and Analysis, filed February 27, 2013 and available on SEDAR website (www.sedar.com).

During the nine-month period ended September 30, 2013, the Corporation entered into four financial lease agreements for rolling stock. At the end of these contracts, the Corporation has the option to purchase the rolling stock for its residual value. These financial lease obligations have a carrying value of $3.4 million. The net carrying value of the rolling stock under financial leases amount to $5.0 million.

On August 23, 2013, the Corporation announced that it had closed a Senior Secured Credit Facility for up to $50.0 million. This facility consists of three Tranches: Tranches A and B for an amount of $12.5 million each and Tranche C for up to $25.0 million, all of which are subject to certain conditions being met prior to drawdown. Given that the Corporation has not yet met all conditions to drawdown, the drawdown date of Tranche A has been extended, by mutual agreement between the Corporation and the lender, until December 31, 2013. All other terms and conditions of the Facility remain unchanged.

On October 16, 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. “Argonaut”, the owner of a project that is adjacent to the Corporation’s Island Gold Mine. This agreement will enable the Corporation to extend the western boundary and will secure mining rights below a depth of 400 metres to the south of its Island Gold Deep Project. In exchange, Argonaut will receive exploration and mining rights from surface on certain claims of the Corporation. Under the terms of the agreement, the Corporation will receive a net payment of $2.0 million in cash upon completion of the land transactions, which is expected to take place by the end of the first quarter of 2014.

The Corporation received a formal legal notice for an amount of $5.5 million from a supplier. Management is of the opinion that the basis of this litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

RELATED PARTIES TRANSACTIONS

The former corporate secretary is a partner at a law firm. Until May 9, 2013, date of his resignation as corporate secretary, Richmont received professional services from this firm for a total consideration of $0.06 million, including taxes ($0.32 million in the first nine months of 2012).

On February 1, 2012, the Corporation completed a private placement of $10.0 million with the past Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of debentures convertible into the Corporation’s common shares. The convertible debentures were entirely retired in September 2012.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

16
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. In addition to a number of estimates that were involved in the calculation of the write-down of the Francoeur Mine in 2012, elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 20, 2013, filed February 27, 2013 and available on SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments or gold hedging contracts. As at September 30, 2013 and 2012, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the nine-month periods ended September 30, 2013 and September 30, 2012, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

The Corporation has classified its shares of publicly-traded companies as available-for-sale financial assets, cash and cash equivalents, receivables and guaranteed investment certificate as loans and receivables, and its payables, accruals and provisions, contract payment holdback and finance lease obligations as financial liabilities. All financial instruments are measured at fair value with the exception of the categories loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, short-term receivables, guaranteed investment certificate, payables, accruals and provisions, contract payment holdback and finance lease obligations are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term.

The fair value of the finance lease obligations is determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. This fair value approximates the book value.

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, either through a sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price of the stock.

17
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CHANGES TO ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2012, except for the following new accounts policies effective for annual periods beginning on or after January 1st, 2013. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements.

Amendments to IAS 1 Presentation of financial statements

The Amendments to IAS 1 require entities to group items presented in other comprehensive income (“OCI”) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately.

Consolidation standards

A package of new consolidation standards is effective. Information on these new standards is presented below. These changes did not have a material impact on the interim consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation - Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s analysis is that IFRS 10 did not change the classification (as subsidiaries or otherwise) of any of the existing investees.

IFRS 11 Joint Arrangements (IFRS 11)

IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management’s analysis is that IFRS 11 did not have a material impact on the interim consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)

IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities. Management’s analysis is that IFRS 12 did not have a material impact on the interim consolidated financial statements.

18
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)

IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged. Management’s analysis is that these amendments did not have a material impact on the interim consolidated financial statements.

IFRS 13 Fair Value Measurement (IFRS 13)

IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. Management’s analysis is that IFRS 13 did not have a material impact on the interim consolidated financial statements.

Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognised financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The required disclosures should be provided retrospectively. Management’s analysis is that these amendments did not have a material impact on the interim consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. Management’s analysis is that this new interpretation did not have a material impact on its interim consolidated financial statements.

Annual Improvements 2009-2011

The Annual Improvements 2009-2011 made several minor amendments to a number of IFRSs. The amendments relevant to the Corporation are summarised below:

Tax effect of distribution to holders of equity instruments

  addresses a perceived inconsistency between IAS 12 Income Taxes (IAS 12) and IAS 32 Financial Instruments: Presentation (IAS 32) with regards to recognizing the consequences of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction;

  clarifies that the intention of IAS 32 is to follow the requirements in IAS 12 for accounting for income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction.

19
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Segment information for total assets and liabilities

  clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (i) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; (ii) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment.

Management’s analysis is that these improvements did not have a material impact on the Corporation's interim consolidated financial statements.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss) and adjusted net earnings (loss) per share do not have any standardized definition under IFRS. Management uses these performance measures to assess the operating performance of the Corporation without the effects of unusual items because they affect the comparability of the financial results and could potentially distort the evaluation of the business performance.

The adjusted net loss of 2013 exclude charges related to the discontinued operation of the Francoeur Mine. The adjusted net earnings of 2012 exclude the severance compensation to the Corporation’s ex-President and CEO and charges related to the discontinued operation of the Francoeur Mine. All of these adjustments are net of taxes.

The following table is a reconciliation of net earnings (loss) to adjusted net earnings (loss) on a consolidated basis.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

Net earnings (loss)	(1,854)	316	(5,184)	(28,520)
Adjustments, net of taxes:
Severance compensation to the Corporation’s ex-President and CEO	-	-	-	1,456
Charges related to the discontinued operation of the Francoeur Mine	708	182	708	28,184
Adjusted net earnings (loss)	(1,146)	498	(4,476)	1,120

Basic weighted average number of common shares outstanding (in thousands)	39,596	33,914	39,593	33,541

Adjusted net earnings (loss) per share	(0.03)	0.01	(0.11)	0.03

GENERAL INFORMATION

The President and Chief Executive Officer and the Executive Vice-President, and Chief Financial Officer are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

20
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The President and Chief Executive Officer and the Executive Vice-President, and Chief Financial Officer are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending September 30, 2013 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 20, 2013, filed February 27, 2013, and available on SEDAR (www.sedar.com).

Regulation 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

21
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and substantially all of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 20, 2013, filed February 27, 2013, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

22
NOVEMBER 7, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at November 6, 2013. The Corporation regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”), that can be found on the SEDAR website (www.sedar.com) and through Richmont Mines’ website (www.richmont-mines.com).

23
NOVEMBER 7, 2013	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Third Quarter
Ended September 30, 2013

CONSOLIDATED INCOME STATEMENT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

CONTINUING OPERATIONS
Revenues (note 3)	21,152	25,000	62,385	76,790
Cost of sales (note 4)	18,655	17,572	54,825	54,515

GROSS PROFIT	2,497	7,428	7,560	22,275

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 5)	1,981	4,520	6,946	13,993
Administration (note 6)	1,805	1,874	5,498	8,147
Loss (gain) on disposal of long-term assets	82	(11)	117	48
Other revenues	(23)	(10)	(53)	(23)

	3,845	6,373	12,508	22,165

OPERATING EARNINGS (LOSS)	(1,348)	1,055	(4,948)	110

Financial expenses (note 8)	23	233	73	631
Financial revenues (note 9)	(52)	(119)	(443)	(621)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	(1,319)	941	(4,578)	100

MINING AND INCOME TAXES	(173)	443	(102)	436

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(1,146)	498	(4,476)	(336)

NET LOSS FROM DISCONTINUED OPERATION	(708)	(182)	(708)	(28,184)

NET EARNINGS (LOSS) FOR THE PERIOD	(1,854)	316	(5,184)	(28,520)

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share
Earnings (loss) from continuing operations	(0.03)	0.01	(0.11)	(0.01)
Loss from discontinued operation	(0.02)	-	(0.02)	(0.84)

Basic net earnings (loss)	(0.05)	0.01	(0.13)	(0.85)

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	(0.03)	0.01	(0.11)	(0.01)
Loss from discontinued operation	(0.02)	-	(0.02)	(0.84)

Diluted net earnings (loss)	(0.05)	0.01	(0.13)	(0.85)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,596	33,914	39,593	33,541

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,596	33,961	39,603	34,050

The accompanying notes are an integral part of the interim consolidated financial statements.

25
NOVEMBER 7, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

NET EARNINGS (LOSS) FOR THE PERIOD	(1,854)	316	(5,184)	(28,520)

OTHER COMPREHENSIVE LOSS, NET OF TAXES ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO NET EARNINGS
Fair value variation on available-for-sale financial assets	-	(62)	(18)	(314)
Realized loss (gain) on sale of available-for-sale financial assets transferred to net earnings	-	2	(12)	(87)

OTHER COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAXES	-	(60)	(30)	(401)

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(1,854)	256	(5,214)	(28,921)

The accompanying notes are an integral part of the interim consolidated financial statements.

26
NOVEMBER 7, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)				Available-for-
				sale
		Contributed		financial
	Share capital	surplus	Deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares:
Exercise of share options	89	(27)	-	-	62

Issue of warrants	-	439	-	-	439

Share-based compensation	-	1,263	-	-	1,263

Transactions with Richmont Mines shareholders	89	1,675	-	-	1,764

Net loss for the period	-	-	(5,184)	-	(5,184)

Other comprehensive loss

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(18)	(18)
Reclassification to net earnings, net of taxes	-	-	-	(12)	(12)

Total comprehensive loss for the period	-	-	(5,184)	(30)	(5,214)

BALANCE AT SEPTEMBER 30, 2013	132,202	10,737	(28,026)	-	114,913

The accompanying notes are an integral part of the interim consolidated financial statements.

27
NOVEMBER 7, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)				Available-for-
			Retained	sale
		Contributed	earnings	financial
	Share capital	surplus	(Deficit)	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

Issue of shares:
Common	25,981	-	-	-	25,981
Exercise of share options	2,164	(650)	-	-	1,514

Common shares issue costs	(908)	-	-	-	(908)

Convertible debentures -
Equity component, net impact	-	88	-	-	88
Deferred income and mining tax liabilities	-	(23)	-	-	(23)

Share-based compensation	-	2,020	-	-	2,020

Transactions with Richmont Mines shareholders	27,237	1,435	-	-	28,672

Net loss for the period	-	-	(28,520)	-	(28,520)

Other comprehensive loss

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(314)	(314)
Reclassification to net earnings, net of taxes	-	-	-	(87)	(87)

Total comprehensive loss for the period	-	-	(28,520)	(401)	(28,921)

BALANCE AT SEPTEMBER 30, 2012	132,109	8,123	(6,347)	-	133,885

The accompanying notes are an integral part of the interim consolidated financial statements.

28
NOVEMBER 7, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	September 30,	December 31,
	2013	2012
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	21,180	59,810
Shares of publicly-traded companies	-	30
Receivables	2,265	2,921
Income and mining tax assets	916	916
Exploration tax credits receivable	5,573	3,485
Inventories (note 10)	9,825	7,764

	39,759	74,926

RESTRICTED DEPOSITS (note 13 a)	3,421	684

PROPERTY, PLANT AND EQUIPMENT (note 11)	95,385	65,150

DEFERRED FINANCING COSTS	1,093	-

DEFERRED INCOME AND MINING TAX ASSETS	8,079	7,484

TOTAL ASSETS	147,737	148,244

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	15,756	17,356
Income and mining taxes payable	1,144	1,972
Current portion of long-term debt	868	932
Current portion of asset retirement obligations	370	370

	18,138	20,630

LONG-TERM DEBT (note 12)	5,284	702

ASSET RETIREMENT OBLIGATIONS (note 13 b)	7,412	6,375

DEFERRED INCOME AND MINING TAX LIABILITIES	1,990	2,174

TOTAL LIABILITIES	32,824	29,881

EQUITY
Share capital (note 14)	132,202	132,113
Contributed surplus	10,737	9,062
Deficit	(28,026)	(22,842)
Accumulated other comprehensive income	-	30

TOTAL EQUITY	114,913	118,363

TOTAL LIABILITIES AND EQUITY	147,737	148,244

Commitment and subsequent event (note 16)

The accompanying notes are an integral part of the interim consolidated financial statements.

29
NOVEMBER 7, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	(1,854)	316	(5,184)	(28,520)
Adjustments for:
Depreciation and depletion	2,984	2,830	7,785	7,739
Impairment loss on Francoeur Mine’s assets	867	-	867	33,189
Taxes paid	(5)	(1,141)	(1,505)	(3,626)
Interest revenues	(76)	(152)	(347)	(541)
Interest and accretion expenses on long-term debt	10	217	22	586
Share-based compensation	684	717	1,804	2,020
Accretion expense – asset retirement obligations	19	17	57	50
Loss (gain) on disposal of long-term assets	81	(4)	100	55
Loss (gain) on disposal of shares of publicly-traded companies	-	2	(12)	(90)
Mining and income taxes	(173)	443	(102)	(4,879)

	2,537	3,245	3,485	5,983

Net change in non-cash working capital items (note 15)	2,501	1,938	(8,188)	1,569

Cash flows from (used in) operating activities	5,038	5,183	(4,703)	7,552

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	388	12	582
Restricted deposits	(2,650)	-	(2,737)	(394)
Interest received	74	155	365	572
Property, plant and equipment – Island Gold Mine	(3,497)	(1,299)	(9,955)	(5,854)
Property, plant and equipment – Island Gold Deep Project	(3,508)	-	(9,530)	-
Property, plant and equipment – Beaufor Mine	(155)	(384)	(393)	(1,005)
Property, plant and equipment – W Zone Mine	(117)	(2,687)	(3,019)	(7,932)
Property, plant and equipment – Monique Mine	875	-	(6,582)	-
Property, plant and equipment – Francoeur Mine	-	(4,142)	-	(14,383)
Property, plant and equipment – Other	(85)	(1,259)	(570)	(2,302)
Disposition of property, plant and equipment	9	40	154	105

Cash flows used in investing activities	(9,054)	(9,188)	(32,255)	(30,611)

FINANCING ACTIVITIES
Issue of convertible debentures	-	-	-	10,000
Retirement of convertible debentures	-	(10,000)	-	(10,000)
Issue of common shares	-	25,981	62	27,495
Common share issue costs	-	(908)	-	(908)
Interest paid	(10)	(182)	(22)	(499)
Financing costs	(654)	-	(654)	-
Payment of finance leases obligations	(599)	(221)	(1,058)	(408)

Cash flows from (used in) financing activities	(1,263)	14,670	(1,672)	25,680

Net change in cash and cash equivalents	(5,279)	10,665	(38,630)	2,621

Cash and cash equivalents, beginning of period	26,459	55,488	59,810	63,532

Cash and cash equivalents, end of period	21,180	66,153	21,180	66,153

The accompanying notes are an integral part of the interim consolidated financial statements.

30
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Changes to accounting policies

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2012, except for the following new accounts policies effective for annual periods beginning on or after January 1st, 2013. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements.

Amendments to IAS 1 Presentation of financial statements
The Amendments to IAS 1 require entities to group items presented in other comprehensive income (OCI) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately.

Consolidation standards
A package of new consolidation standards is effective. Information on these new standards is presented below. These changes did not have a material impact on the interim consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation -Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s analysis is that IFRS 10 did not change the classification (as subsidiaries or otherwise) of any of the existing investees.

IFRS 11 Joint Arrangements (IFRS 11)
IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management’s analysis is that IFRS 11 did not have a material impact on the interim consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities. Management’s analysis is that IFRS 12 did not have a material impact on the interim consolidated financial statements.

31
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)
IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged. Management’s analysis is that these amendments did not have a material impact on the interim consolidated financial statements.

IFRS 13 Fair Value Measurement (IFRS 13)
IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. Management’s analysis is that IFRS 13 did not have a material impact on the interim consolidated financial statements.

Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)
Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognized financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The required disclosures should be provided retrospectively. Management’s analysis is that these amendments did not have a material impact on the interim consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. Management’s analysis is that this new interpretation did not have a material impact on its interim consolidated financial statements.

Annual Improvements 2009-2011
The Annual Improvements 2009-2011 made several minor amendments to a number of IFRSs. The amendments relevant to the Corporation are summarised below:

Tax effect of distribution to holders of equity instruments

  addresses a perceived inconsistency between IAS 12 Income Taxes (IAS 12) and IAS 32 Financial Instruments: Presentation (IAS 32) with regards to recognizing the consequences of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction;

  clarifies that the intention of IAS 32 is to follow the requirements in IAS 12 for accounting for income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction.

Segment information for total assets and liabilities

  clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (i) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; (ii) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment.

Management’s analysis is that these improvements did not have a material impact on the Corporation's interim consolidated financial statements.

3.	Revenues

Revenues include revenue from gold sales, silver sales and custom milling.

32
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

4.	Cost of sales

The cost of sales includes the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

Operating costs	15,342	14,428	46,075	45,122
Royalties	443	565	1,335	1,741
Custom milling costs	-	-	-	259
Depreciation and depletion	2,870	2,579	7,415	7,393

	18,655	17,572	54,825	54,515

5.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

Island Gold Mine	1,400	2,685	4,020	7,684
Beaufor Mine	385	225	1,621	1,152
Wasamac property	129	1,943	1,010	6,874
Monique property	17	154	219	730
Other properties	78	129	305	321
Project evaluation	141	47	428	290

Exploration and project evaluation before depreciation and exploration tax credits	2,150	5,183	7,603	17,051

Depreciation	56	61	206	117
Exploration tax credits	(225)	(724)	(863)	(3,175)

	1,981	4,520	6,946	13,993

6.	Administration

The administration expenses include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

Salaries, director’ fees and related benefits	743	702	2,360	2,144
Severance compensation	-	-	-	1,986
Share-based compensation	593	717	1,522	2,020
Depreciation	59	48	164	87
Others	410	407	1,452	1,910

	1,805	1,874	5,498	8,147

33
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

7.	Share-based compensation

a)

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and the remainder vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. Those options fully vest one year after the grant date, and expire in January 2015. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period. The Corporation ended the Initial Plan in 2012. Options in circulation that were issued under this previous plan, will continue to have the same conditions as when they were initially issued.

A summary of the status of the Corporation’s initial Plan at September 30, 2013 and changes during the three-month and nine-month periods then ended, is presented below:

	Three months ended		Nine months ended
	September 30, 2013		September 30, 2013
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	1,303	6.60	1,378	6.44
Expired	(28)	2.83	(38)	2.93
Forfeited	(277)	6.97	(312)	6.76
Exercised	-	-	(30)	2.07

Options outstanding, end of period	998	6.60	998	6.60

Exercisable options, end of period	609	5.25	609	5.25

The following table summarizes information about the Corporation’s Initial Plan at September 30, 2013:

	Options outstanding at September 30, 2013			Exercisable options at
				September 30, 2013
		Weighted
Exercise		average	Weighted		Weighted
price	Number	remaining	average	Number of	average
	of options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.80 to $1.95	63	0.2	1.82	63	1.82
$3.16 to $3.55	100	1.1	3.48	82	3.46
$3.86 to $5.41	435	1.6	4.70	336	4.58
$6.86 to $6.98	112	3.4	6.97	46	6.96
$10.87 to $12.03	288	2.2	11.46	82	11.44

	998	1.8	6.60	609	5.25

34
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

b.1)

In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”), deferred share unit (“DSU”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Five types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; (5) options that vest 50% on the grant date and 50% one year after the grant date, and expire five years after the date of grant.

A summary of the status of the Corporation’s New Plan at September 30, 2013 and changes during the three-month and nine-month periods then ended, is presented below:

	Three months ended		Nine months ended
	September 30, 2013		September 30, 2013
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	936	4.92	900	5.05
Granted	520	1.62	575	1.69
Forfeited	(15)	3.88	(34)	3.54

Options outstanding, end of period	1,441	3.74	1,441	3.74

Exercisable options, end of period	473	3.03	473	3.03

The following table summarizes information about the Corporation’s New Plan at September 30, 2013:

	Options outstanding at			Exercisable options at
	September 30, 2013			September 30, 2013
		Weighted
Exercise		average	Weighted		Weighted
price	Number of	remaining	average	Number of	average
	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.62 to $2.02	540	4.9	1.63	264	1.63
$2.51 to $3.61	296	4.2	3.18	59	3.18
$3.88 to $4.36	182	3.9	4.18	73	4.18
$6.57 to $6.98	423	4.2	6.64	77	6.61
	1,441	4.4	3.74	473	3.03

35
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

b.2)

In March and in August 2012, the Corporation signed agreements with eleven employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is $5.5 million. The cost and liability recorded for the nine-month period ended September 30, 2013 to this effect are $669, which correspond to the best estimate of the expense and liability accrued during that period relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

c)

In addition, 324,675 options were issued outside of the Corporation’s plans on May 22, 2012. These options vest in tranches of 20%, beginning one year after the date of issue, and thereafter cumulatively on every anniversary date over four years, and expire seven years after the date of grant. These options have an exercise price of $6.61 and they expire in May 2019. As at September 30, 2013, all options are outstanding and 64,935 options are exercisable.

d)

During the nine-month period ended September 30, 2013, the Corporation granted 575,000 share options to directors and employees (1,459,875 for the nine-month period ended September 30, 2012 to directors and employees). The weighted average fair value of these share options at the grant date, calculated using the Black- Scholes option pricing model was $0.75 for each option ($3.13 in 2012).

8.	Financial expenses

The financial expenses include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

Accretion expense – asset retirement obligations	19	15	57	45
Interest on finance lease obligations	4	11	16	11
Interest and accretion expenses on convertible debentures	-	207	-	575
	23	233	73	631

9.	Financial revenues

The financial revenues include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

Interest on cash and cash equivalents	76	152	343	541
Gain (loss) on disposal of shares of publicly-traded companies	-	(2)	12	90
Foreign exchange gain (loss)	(24)	(31)	88	(10)
	52	119	443	621

36
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

10.	Inventories

The inventories include the following items:

	September 30,	December 31,
	2013	2012
	$	$
		(Audited)

Precious metals	723	769
Ore	5,434	2,949
Supplies	3,668	4,046

	9,825	7,764

During the nine-month period ended September 30, 2013, a write-down of inventories of $14 was recognized as an expense (none in the comparable period of 2012). There was no reversal of write-down during the first nine months of 2013 and 2012.

37
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

11.	Property, plant and equipment

The property, plant and equipment includes the following items:

									Advanced
	Mining sites in production					Corporate office and others			exploration	Total
									projects
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount

Balance at January 1, 2013	1,965	58,714	10,312	21,891	92,882	2,546	5,261	7,807	14,836	115,525

Additions	-	17,690	1,130	7,528	26,348	280	111	391	12,647	39,386

Disposals and write-off	-	-	-	(195)	(195)	(62)	(979)	(1,041)	-	(1,236)

Exploration tax credits	-	-	-	-	-	-	-	-	(1,225)	(1,225)

Transfers	(350)	-	22	1,229	901	(29)	(2,273)	(2,302)	1,401	-

Addition to the asset retirement obligations	-	-	-	-	-	-	-	-	980	980

Balance at September 30, 2013	1,615	76,404	11,464	30,453	119,936	2,735	2,120	4,855	28,639	153,430

Depreciation and depletion

Balance at January 1, 2013	967	32,868	5,082	10,694	49,611	293	471	764	-	50,375

Depreciation and depletion	22	4,306	833	2,289	7,450	104	231	335	-	7,785

Disposals and write-off	-	-	-	(100)	(100)	(15)	-	(15)	-	(115)

Transfers	-	-	-	(72)	(72)	-	(219)	(219)	291	-

Balance at September 30, 2013	989	37,174	5,915	12,811	56,889	382	483	865	291	58,045

Carrying amount at September 30, 2013	626	39,230	5,549	17,642	63,047	2,353	1,637	3,990	28,348	95,385

38
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

12.	Long-term debt

Long-term debt includes the following financial liabilities:

	September 30,	December 31,
	2013	2012
	$	$
		(Audited)

Finance lease obligations	3,365	995
Long-term share-based compensation (note 7 b.2)	1,308	639
Contract payment holdbacks	1,479	-

	6,152	1,634

Current portion	868	932

	5,284	702

During the nine-month period ended September 30, 2013, the Corporation entered into four financial lease agreements for rolling stock (two financial lease agreements during the year ended on December 31, 2012). At the end of these contracts, the Corporation has the option to purchase the rolling stock for its residual value. These financial lease obligations have a carrying value of $3,365. The net carrying value of the rolling stock under financial leases amount to $4,979.

The contract payment holdbacks represent amounts that are payable to suppliers for work that has already been completed. Each amount is payable upon completion of the contract, once the Corporation has deemed that the work meets requirements or when the contract is terminated.

13.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

39
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

a)	Restricted deposits and letters of credit

Certain of the restricted deposits relate specifically to site restoration. As at September 30, 2013, the Corporation has $117 in restricted deposits with the Quebec government, $594 in restricted deposits with the Ontario government and a credit facility is available to the Corporation in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.85%. The following table provides the allocation of restricted deposits and letters of credit issued as at September 30, 2013:

September 30,
2013
$

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	594
Beaufor Mine	107
Other	10
711

Guaranteed investment certificate, 1.25% maturing in February 2014 [1]	2,650

Other	60

3,421

Letters of credit [1]
Camflo Mill	1,332
Island Gold Mine (Kremzar property)	979
Francoeur Mine	239

2,550

1 Letters of credit are secured by the guaranteed investment certificate

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at September 30, 2013 and December 31, 2012:

	September 30,	December 31,
	2013	2012
	$	$
		(Audited)

Camflo Mill	3,795	3,759
Island Gold Mine	1,425	1,411
Beaufor Mine	762	755
Francoeur Mine	820	820
Monique Mine	980	-

	7,782	6,745

Current portion	370	370

	7,412	6,375

40
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

14.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Nine months ended
	September 30, 2013		September 30, 2013
	Number		Number
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares	39,596	132,202	39,566	132,113

Balance, beginning of period
Issue of shares for cash
Exercise of stock options	-	-	30	89

Balance, end of period	39,596	132,202	39,596	132,202

Issue of shares

During the nine-month period ended on September 30, 2013, the Corporation issued 30,000 common shares following the exercise of stock options and received cash proceeds in the amount of $62. Contributed surplus was reduced by $27 which represents the recorded fair value of the exercised stock options.

Issue of warrants

According to the terms of the Senior Secured Credit Facility (note 16), a total of 1,250,000 warrants were issued. Each warrant allows for the acquisition of one common share at a price of $2.45 prior to August 2016. A total of 812,500 warrants vested immediately and the method used to recognize these warrants is the fair value method which at the grant date, calculated using the Black and Scholes pricing model, is $0.54 per warrant. Consequently, an amount of $439 was registered in shareholder’s equity in contributed surplus and the counterpart as deferred financing costs. The value of the remaining 437,500 warrants will be recognized upon vesting once certain conditions relative to drawdown of the Credit Facility are met by the Corporation.

The fees paid and the value of the warrants issued for the establishment of the Senior Secured Credit Facility are recognized as financing costs of the loan to the extent that it is probable that some or all the facility will be drawn down. These amounts are deferred until the drawn down occurs. After the drawn down, they will be amortized over the expected life of the loan.

41
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

15.	Consolidated statements of cash flows

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

Change in non-cash working capital items

Receivables	2,347	3	638	55
Exploration tax credits receivable	(225)	(725)	(863)	(358)
Inventories	673	(693)	(2,061)	(2,521)
Payables, accruals and provisions	(294)	3,353	(5,902)	4,393

	2,501	1,938	(8,188)	1,569

Supplemental information
Transaction with no impact on cash flows:
Addition of the asset retirement obligations - Monique Mine	980	-	980	-

Change in payables, accruals and provisions related to property, plant and equipment	(657)	(1,946)	4,302	(2,387)

In 2013, an amount of $1,225, included in exploration tax credits receivable, was registered as a reduction in property, plant and equipment. This amount is not included in the net change in non-cash working capital items. Furthermore, an amount of $128, included in long-term share-based compensation, was registered as an increase in property, plant and equipment. This amount is not included in the investing activities section. Finally, an amount of $1,479, registered as contract payment holdbacks, is not included in the additions of property, plant and equipment.

16.	Commitment and subsequent event

On August 23, 2013, the Corporation announced that it had closed a Senior Secured Credit Facility for up to $50.0 million. This facility consists of three Tranches: Tranches A and B for an amount of $12.5 million each and Tranche C for up to $25.0 million, all of which will be subject to certain conditions being met prior to drawdown. Given that the Corporation has not yet met all conditions to drawdown, the drawdown date of Tranche A has been extended, by mutual agreement between the Corporation and the lender, until December 31, 2013. All other terms and conditions of the Facility remain unchanged.

On October 16, 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. “Argonaut”, the owner of a project that is adjacent to the Corporation’s Island Gold Mine. This agreement will enable the Corporation to extend the western boundary and will secure mining rights below a depth of 400 metres to the south of its Island Gold Deep Project. In exchange, Argonaut will receive exploration and mining rights from surface on certain claims of the Corporation. Under the terms of the agreement, the Corporation will receive a net payment of $2.0 million in cash upon completion of the land transactions, which is expected to take place by the end of the first quarter of 2014.

17.	Contingency

The Corporation received a formal legal notice for an amount of $5.5 million from a supplier. Management is of the opinion that the basis of this litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

42
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

18.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2013 compared to annual financial statements of 2012 in the basis of segmentation or the basis of evaluation of segment result.

	Three months ended September 30, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	11,059	11,058	22,117	-	(965)	21,152
Cost of sales	7,517	11,913	19,430	-	(775)	18,655

Gross profit	3,542	(855)	2,687	-	(190)	2,497

Exploration and project evaluation	542	1,401	1,943	175	(137)	1,981
Administration	-	-	-	1,805	-	1,805

Loss (gain) on disposal of long-term assets	(1)	82	81	-	1	82
Other revenues	(8)	(12)	(20)	(3)	-	(23)

	533	1,471	2,004	1,977	(136)	3,845

Operating earnings (loss)	3,009	(2,326)	683	(1,977)	(54)	(1,348)

Financial expenses	14	5	19	4	-	23
Financial revenues	(1)	(2)	(3)	(49)	-	(52)

Earnings (loss) before taxes and discontinued operation	2,996	(2,329)	667	(1,932)	(54)	(1,319)

Net loss from discontinued operation	(708)	-	(708)	-	-	(708)

Addition to property, plant and equipment	(518)	7,005	6,487	-	-	6,487

43
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

		Nine months ended September 30, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	29,155	35,067	64,222	-	(1,837)	62,385
Cost of sales	22,903	33,729	56,632	-	(1,807)	54,825

Gross profit	6,252	1,338	7,590	-	(30)	7,560

Exploration and project evaluation	1,853	4,020	5,873	1,073	-	6,946
Administration	-	-	-	5,498	-	5,498
Loss (gain) on disposal of long-term assets	(17)	83	66	34	17	117
Other revenues	(17)	(37)	(54)	(3)	4	(53)

	1,819	4,066	5,885	6,602	21	12,508

Operating earnings (loss)	4,433	(2,728)	1,705	(6,602)	(51)	(4,948)

Financial expenses	43	14	57	16	-	73
Financial revenues	(12)	(2)	(14)	(432)	3	(443)

Earnings (loss) before taxes and discontinued operation	4,402	(2,740)	1,662	(6,186)	(54)	(4,578)

Net loss from discontinued operation	(708)	-	(708)	-	-	(708)

Addition to property, plant and equipment	10,191	19,485	29,676	373	-	30,049

		September 30, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
statement of financial	Quebec	Ontario	segments	and others	operation	Total
position	$	$	$	$	$	$

Current assets	11,623	7,351	18,974	20,785	-	39,759
Restricted deposits	107	594	701	2,720	-	3,421
Property, plant and equipment	33,791	57,170	90,961	4,424	-	95,385
Deferred financing costs	-	-	-	1,093	-	1,093
Deferred income and mining tax assets	-	-	-	8,079	-	8,079

Total assets	45,521	65,115	110,636	37,101	-	147,737

Current liabilities	6,551	7,854	14,405	3,733	-	18,138
Long-term debt	1,000	2,976	3,976	1,308	-	5,284
Asset retirement obligations	5,537	1,425	6,962	450	-	7,412
Deferred income and mining tax liabilities	-	-	-	1,990	-	1,990

Total liabilities	13,088	12,255	25,343	7,481	-	32,824

44
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

		Three months ended September 30, 2012
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	11,701	16,285	27,986	-	(2,986)	25,000
Cost of sales	10,552	10,065	20,617	-	(3,045)	17,572

Gross profit	1,149	6,220	7,369	-	59	7,428

Exploration and project evaluation	365	2,685	3,050	1,586	(116)	4,520
Administration	-	-	-	1,874	-	1,874
Loss (gain) on disposal of long-term assets	6	(10)	(4)	-	(7)	(11)
Other revenues	(10)	-	(10)	(1)	1	(10)

	361	2,675	3,036	3,459	(122)	6,373

Operating earnings (loss)	788	3,545	4,333	(3,459)	181	1,055

Financial expenses	7	3	10	224	(1)	233
Financial revenues	18	-	18	(137)	-	(119)

Earnings (loss) before taxes and discontinued operation	763	3,542	4,305	(3,546)	182	941

Net loss from discontinued operation	(182)	-	(182)	-	-	(182)

Addition to property, plant and equipment	7,430	1,299	8,729	1,042	-	9,771

45
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

		Nine months ended September 30, 2012
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	29,197	50,579	79,776	-	(2,986)	76,790
Cost of sales	25,351	32,209	57,560	-	(3,045)	54,515

Gross profit	3,846	18,370	22,216	-	59	22,275

Exploration and project evaluation	1,497	7,684	9,181	5,054	(242)	13,993
Administration	-	-	-	8,147	-	8,147
Loss (gain) on disposal of long-term assets	2	30	32	23	(7)	48
Other revenues	(25)	-	(25)	(1)	3	(23)

	1,474	7,714	9,188	13,223	(246)	22,165

Operating earnings (loss)	2,372	10,656	13,028	(13,223)	305	110

Financial expenses	34	10	44	592	(5)	631
Financial revenues	(9)	-	(9)	(612)	-	(621)

Earnings (loss) before taxes and discontinued operation	2,347	10,646	12,993	(13,203)	310	100

Net loss from discontinued operation	(28,184)	-	(28,184)	-	-	(28,184)

Addition to property, plant and equipment	23,691	5,854	29,545	1,931	-	31,476

		December 31, 2012 (Audited)
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
statement of financial	Quebec	Ontario	segments	and others	operation	Total
position	$	$	$	$	$	$

Current assets	6,387	12,854	19,241	55,685	-	74,926
Restricted deposits	107	184	291	393	-	684
Property, plant and equipment	21,282	35,851	57,133	8,017	-	65,150
Deferred income and mining tax assets	-	-	-	7,484	-	7,484

Total assets	27,776	48,889	76,665	71,579	-	148,244

Current liabilities	4,583	4,723	9,306	11,324	-	20,630
Long-term debt	63	-	63	639	-	702
Asset retirement obligations	4,514	1,411	5,925	450	-	6,375
Deferred income and mining tax liabilities	-	-	-	2,174	-	2,174

Total liabilities	9,160	6,134	15,294	14,587	-	29,881

46
NOVEMBER 7, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

19.	Approval of Financial Statements

The interim consolidated financial statements for the period ending September 30, 2013 were approved for publication by the Board of Directors on November 6, 2013.

47
NOVEMBER 7, 2013	RICHMONT MINES INC.

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